Exhibit 99.30

Akumin Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page

Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Balance Sheets	1

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 –28

Akumin Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	June 30,	December 31,
	2019	2018
	$	$
Assets
Current assets
Cash	22,017,666	19,326,412
Accounts receivable (note 5)	66,546,711	29,810,501
Prepaid expenses and other current assets	1,353,152	1,049,285

	89,917,529	50,186,198
Security deposits and other assets	2,101,741	815,450
Property and equipment (note 6)	188,894,197	55,567,588
Goodwill	332,007,046	130,539,869
Intangible assets	3,161,763	3,668,596

	616,082,276	240,777,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities	23,237,842	16,865,477
Leases (note 8)	9,319,761	851,183
Senior loans payable (note 9)	3,696,442	2,867,167

	36,254,045	20,583,827
Leases (note 8)	119,072,296	3,325,832
Senior loans payable (note 9)	305,992,202	108,801,431
Subordinated notes payable (note 10)	—	1,492,233
Subordinated notes payable – earn-out (note 10)	176,908	169,642
Earn-out liability (note 7)	20,108,377	—

	481,603,828	134,372,965

Shareholders’ Equity
Common shares (note 11)	149,777,252	123,746,423
Warrants (note 11)	1,173,177	1,742,910
Contributed surplus	6,328,879	5,088,376
Deficit	(25,432,500)	(26,640,173)

Equity attributable to shareholders of Akumin Inc.	131,846,808	103,937,536

Non-controlling interests	2,631,640	2,467,200

	134,478,448	106,404,736

	616,082,276	240,777,701

Commitments and contingencies (note 12)

Subsequent events (note 17)

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(1)

Akumin Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and

Comprehensive Income (Loss) (Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month period ended June 30, 2019 $	Three-month period ended June 30, 2018 $	Six-month period ended June 30, 2019 $	Six-month period ended June 30, 2018 $
Revenue
Service fees – net of allowances and discounts	53,409,561	36,063,752	100,364,787	68,927,347
Other revenue	575,588	710,737	1,171,550	1,272,593

	53,985,149	36,774,489	101,536,337	70,199,940

Expenses
Employee compensation	18,861,241	12,308,874	36,664,262	23,653,599
Reading fees	7,779,760	4,995,074	14,766,527	9,653,203
Rent and utilities	2,306,843	3,709,664	4,198,833	7,168,973
Third party services and professional fees	3,962,815	2,786,150	7,515,396	5,702,524
Administrative	2,932,975	2,596,894	5,644,297	4,582,011
Medical supplies and other	1,674,971	1,418,655	3,142,177	2,721,359
Depreciation and amortization	6,634,916	2,164,254	12,765,139	4,271,999
Stock-based compensation	935,341	1,423,998	1,952,953	3,040,567
Interest expense	5,300,276	1,378,106	8,769,757	2,718,798
Impairment of property and equipment	—	451,315	—	638,336
Settlement costs (recoveries)	(13,850)	75,760	(1,230,701)	128,594
Acquisition-related costs	1,764,003	485,682	2,549,685	663,648
Public offering costs	—	709,473	—	813,545
Financial instruments revaluation and other (gains) losses	1,994,124	(71,706)	2,051,516	(106,937)

	54,133,415	34,432,193	98,789,841	65,650,219

Income (loss) before income taxes	(148,266)	2,342,296	2,746,496	4,549,721
Income tax provision	269,772	207,390	545,447	303,390

Net income (loss) and comprehensive income (loss) for the period	(418,038)	2,134,906	2,201,049	4,246,331
Non-controlling interests	543,613	698,892	993,376	1,650,637

Net income (loss) attributable to common shareholders	(961,651)	1,436,014	1,207,673	2,595,694

Net income (loss) per share (note 15)
Basic and diluted	(0.01)	0.02	0.02	0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(2)

Akumin Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Non-controlling interest $	Total equity $
Balance – December 31, 2017	83,771,904	1,310,661	2,205,784	(13,223,745)	6,340,583	80,405,187
Acquisition of non-controlling interests	—	—	—	(18,416,229)	(3,074,268)	(21,490,497)
Net income and comprehensive income	—	—	—	2,595,694	1,650,637	4,246,331
Issuance of common shares – net of issuance costs
Acquisition consideration	3,709,588	—	—	—	—	3,709,588
Public offering	32,444,362	—	—	—	—	32,444,362
Warrants exercised	604,122	(182,245)	—	—	—	421,877
Issuance of warrants	—	734,379	—	—	—	734,379
Stock-based compensation	—	—	3,040,567	—	—	3,040,567
Payment to non-controlling interests	—	—	—	—	(2,443,294)	(2,443,294)

Balance – June 30, 2018	120,529,976	1,862,795	5,246,351	(29,044,280)	2,473,658	101,068,500

Balance – December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736
Net income and comprehensive income	—	—	—	1,207,673	993,376	2,201,049
Issuance of common shares – net of issuance costs
Acquisition consideration	23,437,500	—	—	—	—	23,437,500
RSUs and warrants exercised	2,593,329	(569,733)	(712,450)	—	—	1,311,146
Stock-based compensation expense	—	—	1,952,953	—	—	1,952,953
Payment to non-controlling interests	—	—	—	—	(828,936)	(828,936)

Balance – June 30, 2019	149,777,252	1,173,177	6,328,879	(25,432,500)	2,631,640	134,478,448

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Akumin Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Six-month period ended June 30, 2019 $	Six-month period ended June 30, 2018 $
Cash flows provided by (used in)
Operating activities
Net income for the period	2,201,049	4,246,331
Adjustments for
Depreciation and amortization	12,765,139	4,271,999
Stock-based compensation	1,952,953	3,040,567
Impairment of property and equipment	—	638,336
Interest expense accretion of debt	440,780	349,175
Financial instruments revaluation and other (gains) losses	2,051,516	(106,937)
Changes in non-cash working capital
Accounts receivable	(10,961,209)	(8,222,301)
Prepaid expenses, security deposits and other assets	(1,335,732)	(526,320)
Accounts payable and accrued liabilities	388,799	(3,885,549)

	7,503,295	(194,699)

Investing activities
Property and equipment and intangible assets	(5,218,404)	(3,683,809)
Business acquisitions – net of cash acquired	(190,095,758)	(50,000)
Acquisition of non-controlling interests	—	(17,780,909)

	(195,314,162)	(21,514,718)

Financing activities
Loan proceeds	322,600,000	—
Loan repayments	(112,081,293)	(1,562,500)
Issuance costs – loans	(14,781,765)	—
Leases – principal payments	(4,217,031)	(217,029)
Subordinated notes	(1,500,000)	—
Common shares	1,311,146	35,421,877
Equity issuance costs	—	(1,821,260)
Payment to non-controlling interests	(828,936)	(2,443,294)

	190,502,121	29,377,794

Increase in cash during the period	2,691,254	7,668,377
Cash – Beginning of period	19,326,412	12,145,481

Cash – End of period	22,017,666	19,813,858

Supplementary information
Interest expense paid	8,418,637	2,379,658
Income taxes paid	535,193	402,470

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed interim consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Florida, Delaware, Georgia, Pennsylvania, Texas, Illinois and Kansas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Texas, Illinois and Kansas and a billing and revenue cycle management business, Rev Flo Inc., whose operations were merged into Akumin’s wholly owned subsidiary, Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and the wholly owned subsidiaries of Akumin Holdings Corp., namely, Akumin Corp., Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL) and Advanced Diagnostics Group, LLC (ADG) (collectively, the Subsidiaries), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three and six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (IFRS) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and for the fifteen months ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2018 consolidated financial statements, except for changes to the accounting policies described in note 3.

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal period.

The condensed interim consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(5)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

On August 13, 2019, the Board of Directors (the Board) authorized the condensed interim consolidated financial statements for issuance.

3	Summary of significant accounting policies

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2018 consolidated financial statements, except as described below relating to the adoption of IFRS 16, Leases (IFRS 16) and International Financial Reporting Interpretations Committee (IFRIC) 23.

The Company adopted IFRS 16 as at January 1, 2019, with modified retrospective application without restatement of prior year comparatives. Another new standard was also adopted as at January 1, 2019, IFRIC 23, Uncertainty over Income Tax Treatments, but it does not have a material effect on the Company’s condensed interim consolidated financial statements.

Adoption of IFRS 16

During 2016, the IASB issued IFRS 16, Leases (IFRS 16), replacing IAS 17, Leases (IAS 17) and related interpretations. The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right-of-use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments. As a result of adoption of IFRS 16 on January 1, 2019, the Company has recognized an increase of $110,902,436 to both property and equipment and lease liabilities on its condensed interim consolidated balance sheets. Lessor accounting remains similar to IAS 17.

IFRS 16 became effective for annual periods beginning on or after January 1, 2019. For leases where the Company is the lessee, it had the option of adopting a fully retrospective approach or a modified retrospective approach on transition to IFRS 16. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The Company applied the requirements of the standard retrospectively with no restatement of the comparative period. Under the modified retrospective approach, the Company chose to measure all right-of-use assets retrospectively as if the standard had been applied since lease commencement dates, which is January 1, 2019 for purposes of the Company’s IFRS 16 adoption. Substantially all of the Company’s operating leases are real estate leases for its imaging centres and corporate offices and for medical equipment. Other leased assets include office equipment. The Company recognized right-of-use assets and lease liabilities for its operating leases except for certain classes of underlying assets in which the underlying asset was considered to be of low-value; however, the Company may choose to elect the recognition exemptions regarding short-term leases on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future. Due to the removal of rent expense for leases, the Company’s operating expenses are reduced with a corresponding increase to depreciation and an increase to interest costs (due to accretion of the lease liability). There are no significant impacts to the Company’s existing finance leases under IAS 17 as a lessee.

(6)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

IFRS 16 permits the use of recognition exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

•	grandfathered the definition of leases for existing contracts at the date of initial application;

•	excluded certain low-value leases from IFRS 16 lease accounting;

•	applied a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;

•	excluded initial direct costs from the measurement of right-of-use assets at the date of initial application;

•	used hindsight in determining lease term at the date of initial application; and

•

relied on its assessment of whether leases are onerous applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review.

The Company used its incremental borrowing rates as at January 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate for total lease liabilities as at January 1, 2019 was 6.0%. Prior to adopting IFRS 16, the Company’s total minimum operating lease commitments as at December 31, 2018 were $163,728,644 (note 15 of the Company’s 2018 annual financial statements). These lease commitments included optional renewal terms where the Company expects to renew the leases. The difference between this amount and the lease liabilities of $110,902,436 recognized on transition on January 1, 2019 was due to the effect of discounting on the minimum lease payments.

Changes to accounting policies for leases

The Company did not restate prior year comparative information under the modified retrospective approach. Therefore, the comparative information continues to be reported under IAS 17 and related interpretations.

Lessee accounting policy as a lessee

Applicable from January 1, 2019, the Company recognizes a right-of-use asset and a lease liability based on the present value of future lease payments when a lessor makes the leased asset available for use by the Company. Lease payments for assets that are exempt through the low-value exemption are recognized in operating expenses. The measurement of lease liabilities includes the fixed and in-substance fixed payments and variable lease payments that depend on an index or a rate, less any lease incentives receivable. Certain leases require the Company to make payments that relate to property taxes, insurance and other non-rental costs. These costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability. If applicable, lease liabilities will also include the purchase option exercise price if the Company is reasonably certain to exercise that option, termination penalties if the lease term also reflects the termination option and amounts expected to be payable under a residual value guarantee. Subsequent to initial measurement, the Company

(7)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

measures lease liabilities at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in lease term, a change in the assessment of an option to purchase the leased asset, a change in expected residual value guarantee, or a change in future lease payments due to a change in index or rate tied to the payment.

The right-of-use assets are measured at the initial amount of the lease liabilities plus any lease payments made at or before the commencement date net of lease incentives received, and decommissioning costs. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets with the exception of the fair value model application to right-of-use assets that meet the definition of investment property in IAS 40, Investment Property. Right-of-use assets are measured at cost less accumulated depreciation, accumulated impairment losses governed by IAS 36, and any remeasurements of lease liabilities. The assets are depreciated on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.

Discount rates used in the present value calculation are the interest rates implicit in the leases, or if the rates cannot be readily determined, the Company’s incremental borrowing rates. Lease terms applied are the contractual non-cancellable periods of the leases plus periods covered by an option to renew the leases if the Company is reasonably certain to exercise that option and the periods covered by an option to terminate the leases if the Company is reasonably certain not to exercise that option.

The Company has elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

Critical accounting estimates and judgments for leases

The management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. The management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including operational performance and past business practice. The periods covered by renewal options are only included in the lease term if the management is reasonably certain to renew. Changes in the economic environment or changes in the industry may impact the management’s assessment of lease term, and any changes in the management’s estimate of lease terms may have a material impact on the Company’s condensed interim consolidated balance sheets and the condensed interim consolidated statements of net income (loss) and comprehensive income (loss).

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. The management determines the incremental borrowing rate of each leased asset by incorporating the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

(8)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

4	Business combinations

i)

On April 1, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Davie, Florida for cash consideration of approximately $450,000 (Davie Acquisition). In accordance with the transaction agreement, $50,000 of this purchase price (Holdback Fund) is due to the seller on October 1, 2019. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Non-current assets
Property and equipment	170,000
Real estate (right-of-use)	427,558

597,558

Liabilities assumed
Non-current liabilities
Leases	427,558

Net assets acquired	170,000
Goodwill	280,000

Purchase price	450,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $128 thousand and loss before tax of approximately $13 thousand to the Company’s consolidated results for the six months ended June 30, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $256 thousand in revenue and $27 thousand in loss before tax for the six months ended June 30, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $101.7 million and $1.7 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(9)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

ii)

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centres (Florida – 21 and Georgia – 6) operated under ADG, The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centres were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the ADG Acquisitions).

The total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million, of which $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the Term Loans (note 9). A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs (note 7).

The purchase price allocation for the ADG Acquisitions is not final as the Company is in the process of concluding on the identification of the acquired intangible assets (such as covenant not to compete and trade names) including goodwill and deferred tax liabilities. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Current assets
Cash	3,524,331
Accounts receivable	19,418,814
Prepaid expenses	269,012

23,212,157

Non-current assets
Property and equipment	11,508,940
Real estate and equipment (right-of-use)	16,626,110

28,135,050

51,347,207

(10)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

$
Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	5,927,161

Non-current liabilities
ADG Acquisition – earn-out (note 7)	19,968,307
Leases	16,626,110

36,594,417

42,521,578

Net assets acquired	8,825,629
Goodwill and intangible assets	207,203,147

Purchase price	216,028,776

These acquisitions were an opportunity for the Company to increase its economies of scale across Florida and enter the Georgia market. The goodwill assessed on acquisition, expected to not be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of these acquisitions have been included in the Company’s condensed interim consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, these acquisitions contributed revenue of approximately $6.3 million and income before tax of approximately $2.8 million to the Company’s consolidated results for the six months ended June 30, 2019.

The Company has estimated the contribution to the Company’s consolidated results from these acquisitions had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $38.6 million in revenue and $17.2 million in income before tax for the six months ended June 30, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $133.8 million and $16.1 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

iii)

On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Deltona, Florida for a cash consideration of $648,387 (Deltona Acquisition). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Non-current assets
Property and equipment	295,000
Real estate (right-of-use)	154,136

449,136

(11)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

$
Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	57,880
Non-current liabilities
Leases	154,136

212,016

Net assets acquired	237,120
Goodwill	411,267

Purchase price	648,387

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.3 million and income before tax of approximately $0.1 million to the Company’s consolidated results for the six months ended June 30, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $1.6 million in revenue and $0.6 million in income before tax for the six months ended June 30, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $102.9 million and $2.3 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

5	Accounts receivable

	June 30, 2019 $	December 31, 2018 $
Accounts receivable	79,202,340	38,284,265
Less: Allowance for credit losses	12,655,629	8,473,764

	66,546,711	29,810,501

The allowance for credit losses includes a provision for credit losses expense for the three and six months ended June 30, 2019 of $2,225,397 and $4,181,865, respectively (2018 – $1,789,115 and $3,167,021).

(12)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

6	Property and equipment and real estate and equipment (right-of-use assets)

Property and equipment

	Furniture and fixtures $	Office equipment $	Leasehold improvements $	Medical equipment $	Equipment under finance leases $	Computer equipment $	Total $
Cost
Balance – December 31, 2017	533,434	186,097	8,880,333	37,043,853	7,481,192	86,165	54,211,074
Additions	143,920	2,140	518,516	8,977,339	924,625	23,161	10,589,701
Business acquisitions	—	—	682,635	11,362,768	1,256,413	—	13,301,816
Disposals	—	—	—	(861,067)	—	—	(861,067)
Impairment	—	—	—	(963,335)	—	—	(963,335)

Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Additions	93,450	—	1,428,492	3,706,699	58,000	41,715	5,328,356
Business acquisitions	7,650	—	3,974,790	7,991,500	—		11,973,940
Disposals	—	—	—	(133,350)	—	—	(133,350)

Balance – June 30, 2019	778,454	188,237	15,484,766	67,124,407	9,720,230	151,041	93,447,135

Accumulated depreciation
Balance – December 31, 2017	105,028	86,270	968,363	8,588,397	2,413,325	46,764	12,208,147
Depreciation	71,790	31,017	847,374	7,120,289	1,065,782	15,831	9,152,083
Disposals	—	—	—	(328,975)	—	—	(328,975)
Impairment	—	—	—	(320,654)	—	—	(320,654)

Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Depreciation	40,423	15,617	553,090	4,841,905	689,921	11,277	6,152,233
Disposals	—	—	—	(35,188)	—	—	(35,188)

Balance – June 30, 2019	217,241	132,904	2,368,827	19,865,774	4,169,028	73,872	26,827,646

Net book value
December 31, 2017	428,406	99,827	7,911,970	28,455,456	5,067,867	39,401	42,002,927

December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588

June 30, 2019	561,213	55,333	13,115,939	47,258,633	5,551,202	77,169	66,619,489

(13)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

Depreciation expense for the three and six months ended June 30, 2019 was $3,274,858 and $6,152,233, respectively (2018 – $2,033,478 and $4,007,745). During the three and six months ended June 30, 2019, the Company had net disposals of $nil and $98,162, respectively (2018 – $nil) and impairment of medical equipment and equipment under finance leases of $nil (2018 – $451,315 and $638,336).

Real estate and equipment (right-of-use assets)

	Equipment $	Real estate $	Total $
Cost
Balance – December 31, 2018	—	—	—
Additions	2,994,223	108,386,533	111,380,756
Business acquisitions	295,988	16,911,816	17,207,804
Disposals	(311,665)	(4,988)	(316,653)

Balance – June 30, 2019	2,978,546	125,293,361	128,271,907

Accumulated depreciation
Balance – December 31, 2018	—	—	—
Depreciation	604,954	5,501,121	6,106,075
Disposals	(103,888)	(4,988)	(108,876)

Balance – June 30, 2019	501,066	5,496,133	5,997,199

Net book value
December 31, 2018	—	—	—
June 30, 2019	2,477,480	119,797,228	122,274,708

Depreciation expense for the three and six months ended June 30, 2019 was $3,109,580 and $6,106,075, respectively (2018 – $nil). During the three and six months ended June 30, 2019, the Company had net disposals of $207,777 (2018 – $nil).

7	Earn-out liability (ADG Acquisition)

	June 30, 2019 $	December 31, 2018 $
ADG Acquisition – earn-out	20,108,377	—

A portion of the purchase price payable in respect of the ADG Acquisitions (note 4), specifically for SFL Radiology Holdings, LLC, is subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

(14)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

The value of the ADG Acquisition – earn-out liability has been estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 of approximately $20.0 million based on a discount rate of 8.75% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability (it is considered a Level 3 liability as described in note 14). The ADG Acquisition – earn-out liability was revalued at approximately $20.1 million as at June 30, 2019 and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at June 30, 2019, the range of estimated undiscounted ADG Acquisition – earn-out liability is between approximately $17 million and $29 million.

8	Lease liabilities

Finance

As at June 30, 2019, the Company’s finance lease liabilities were $3,805,840 (December 31, 2018 – $4,177,015). Of these obligations, the liabilities due within one year are $907,611. Interest expense accrued and paid during the three and six months ended June 30, 2019 was $56,019 and $116,282, respectively (2018 – $42,100 and $84,905) and lease payments were $222,607 and $424,477, respectively (2018 – $158,627 and $217,029).

Other

As at June 30, 2019, the Company’s other lease liabilities were $124,586,217 (December 31, 2018 – $nil). Of these obligations, the liabilities due within one year are $8,412,150. Interest expense accrued and paid during the three and six months ended June 30, 2019 was $1,683,172 and $3,277,192, respectively (2018 – $nil) and lease payments were $1,949,935 and $3,792,554, respectively (2018 – $nil).

9	Senior loans payable

The May 2019 Loans, Syndicated Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

May 2019 Loans

On May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of $66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, of which $3,300,000 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A is subject to a delayed draw and is available to the Company for use in potential acquisitions until August 29, 2019. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000,000 subject to

(15)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

certain conditions. The proceeds of the Term Loans were used to settle the Syndicated Loans for $112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250 (note 10), partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million. The fair value of the May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14). As at June 30, 2019, the May 2019 Revolving Facility had a balance of $6,600,000.

	June 30, 2019 $	December 31, 2018 $
Term Loan A and May 2019 Revolving Facility	56,600,000	—
Term Loan B	251,464,598	—
Less: Current portion	(3,320,000)	—

	304,744,598	—

Subject to the provisions described below, the minimum annual principal payments with respect to the May 2019 Loans (face value) are as follows:

a)	Term Loan A and May 2019 Revolving Facility

$
July 1, 2019 to December 31, 2019	330,000
2020	660,000
2021	1,980,000
2022	3,795,000
2023	4,290,000
2024	61,545,000

72,600,000

b)	Term Loan B

$
July 1, 2019 to December 31, 2019	1,330,000
2020	2,660,000
2021	2,660,000
2022	2,660,000
2023	2,660,000
2024	254,030,000

266,000,000

(16)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at June 30, 2019 represented an asset to the Company of $1,428. Changes in the fair value of this derivative are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss).

The May 2019 Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the May 2019 Credit Agreement):

•	Interest

The interest rates payable on the May 2019 Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the May 2019 Loans are currently classified as Eurodollar Rate Loans. The interest rate paid under the May 2019 Credit Agreement as at June 30, 2019 was approximately 7.7% per annum (June 30, 2018 – nil%). With respect to interest rate sensitivity as at June 30, 2019, a 1% increase in variable interest rates would have increased interest expense for the six-month period ended June 30, 2019 by approximately $265,000 (2018 – $nil).

•	Payments

The minimum principal payment schedule for the May 2019 Loans is noted herein.

•	Termination

The termination date of the May 2019 Loans is the earliest of (i) May 31, 2024 and (ii) the date on which the obligations become due and payable pursuant to the May 2019 Credit Agreement.

•	Restrictive covenants

In addition to certain covenants, the May 2019 Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

(17)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

•	Financial covenants

The May 2019 Credit Agreement contains financial covenants including certain leverage ratios and a limit on annual capital expenditures.

The Company is in compliance with the financial covenants and has no events of default under the May 2019 Credit Agreement as at June 30, 2019.

•	Events of default

In addition to the above financial covenants, events of default under the May 2019 Credit Agreement include, among others, failure to pay principal of or interest on any May 2019 Loans when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the May 2019 Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

•	Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the May 2019 Loans.

Syndicated Loans

The Company entered into a credit agreement dated August 15, 2018 (the Syndicated Credit Agreement) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (Syndicated Term Loan) of $100,000,000 (face value) and a revolving credit facility of $30,000,000, of which $11,900,000 was utilized as at May 30, 2019 (the Syndicated Revolving Facility, and together with the Syndicated Term Loan, the Syndicated Loans). The Syndicated Loans could be increased by an additional $40,000,000 subject to certain conditions. The Company used $11,900,000 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition during the three months ended December 31, 2018. The proceeds of the Syndicated Term Loan were used to completely settle Akumin’s previous senior loan for $74,634,848, finance the Rose Acquisition in August 2018 and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000,000, net of debt issuance costs of approximately $2.2 million. The fair value of the Syndicated Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

(18)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

In accordance with the terms of the Syndicated Loans, the Company used part of the proceeds of the Term Loans to settle the Syndicated Loans on May 31, 2019 for $112,482,181 (face value of $111,900,000 and accrued interest and related fees of $582,181). The Company also recorded a fair value loss of $1,843,262 on the extinguishment of the Syndicated Loans, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

	June 30, 2019 $	December 31, 2018 $
Syndicated Loans	—	109,872,412
Less: Current portion	—	2,500,000

	—	107,372,412

Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

	June 30, 2019 $	December 31, 2018 $
Wesley Chapel Loan	1,624,046	1,796,186
Less: Current portion	376,442	367,167

	1,247,604	1,429,019

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
July 1, 2019 to December 31, 2019	185,873
2020	385,952
2021	405,698
2022	426,454
2023	296,356

1,700,333

(19)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

The Wesley Chapel Loan provides for the following terms:

•	Interest

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination

August 15, 2023.

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants

None.

•	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at June 30, 2019.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

10	Subordinated notes payable

	June 30, 2019 $	December 31, 2018 $
Subordinated note	—	1,492,233
Subordinated note – earn-out	176,908	169,642

	176,908	1,661,875

(20)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

According to the Subordinated Note, the Company is subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 14). The Subordinated Note – Earn-out was revalued at $176,908 as at June 30, 2019 and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at June 30, 2019, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

(21)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

Payments and termination

Under the Subordinated Note agreement, prior to May 11, 2022 (the Maturity Date), the Company may repay, without penalty, all or any portion of the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note agreement places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note agreement include failure to pay any Subordinated Note – Earn-out, once earned, together with interest when due, defaults in complying with terms of the Subordinated Note agreement, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare any Subordinated Note – Earn-out, once earned, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note – Earn-out is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note agreement as at June 30, 2019.

(22)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

11	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
		$		$		$		$
December 31, 2017	51,416,323	83,771,904	1,196,407	1,310,661	1,611,316	469,967	54,224,046	85,552,532
Issuance (i)	9,677,397	36,153,950	525,000	734,379	315,000	5,020,983	10,517,397	41,909,312
RSUs and warrants exercised	1,277,555	3,820,569	(471,895)	(302,130)	(805,660)	(2,819,803)	—	698,636

December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	—	—	—	911,338	6,250,000	24,348,838
RSUs and warrants exercised	593,997	2,593,329	(436,497)	(569,733)	(157,500)	(712,450)	—	1,311,146

June 30, 2019	69,215,272	149,777,252	813,015	1,173,177	963,156	2,870,035	70,991,443	153,820,464

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the condensed interim consolidated financial statements.

(23)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

During the six months ended June 30, 2018, the following equity issuances occurred at the Company:

a)	During the three months ended March 31, 2018, the following equity issuances occurred at the Company:

In accordance with the authorization from the Board in November 2017, 230,000 RSUs were granted to certain employees of the Company on January 1, 2018. Subsequently, on March 1, 2018, the Board authorized issuance of 35,000 RSUs on March 1, 2018 and 50,000 RSUs on March 12, 2018 to certain employees of the Company. Each granted RSU entitles the holder to one common share of the Company. These RSUs will vest as follows: 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. RSUs are valued based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board.

b)	During the three months ended June 30, 2018, the following equity issuances occurred at the Company:

i)

The Company had 238,859 warrants that were due to expire on April 21, 2018 and 112,706 warrants that were due to expire on May 31, 2018. These warrants allowed warrant holders to purchase common shares of the Company on a 1:1 basis at an exercise price of $1.20 per common share of the Company. These warrants were exercised into common shares prior to expiry.

ii)

On May 2, 2018, the Company completed a bought deal offering of its common shares by way of short form prospectus sale in each of the provinces of Canada, other than Quebec. A total of 8,750,000 common shares of the Company were sold at a price of $4.00 per common share, for gross proceeds of $35,000,000 (the Offering). The related issuance costs were approximately $1.8 million, which were deducted from common equity. The Offering was underwritten by a syndicate of underwriters (the Underwriters). The Underwriters were granted 525,000 broker warrants (Broker Warrants) in connection with the Offering, each such Broker Warrant entitling the holder to acquire one common share of the Company at a price of $4.00 per common share for a 24-month period following the closing of the Offering. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $1.3988 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of approximately 62%; remaining life of two years; price per common share on grant of warrants of $4.00; expected dividend yield of zero; and annual risk free interest rate of 1.93%.

iii)

On May 24, 2018, the Company announced that PMI completed its previously announced acquisitions of all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres (the Acquisitions). The Acquisitions related to certain operations carried on in Austin, Fort Worth, Frisco, Grapevine/Colleyville, Irving, Plano and Round Rock. The aggregate consideration paid for the Acquisitions was approximately $21.6 million, comprised of an aggregate cash payment of approximately $17.9 million and the issuance of approximately $3.7 million in common shares of the Company (927,397 shares at $4.00 per share). The cash consideration included approximately $0.2 million paid to a non-wholly owned subsidiary, Preferred Imaging of Tarrant County, LLC, that was consolidated in the Company’s results.

(24)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

During the six months ended June 30, 2019, the following equity issuances occurred at the Company:

a)	During the three months ended March 31, 2019, the following equity issuances occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended June 30, 2019, the following equity issuances occurred at the Company:

i)	The Company issued approximately $23 million in equity (6,250,000 common shares at $3.75 per share, the closing price as of May 31, 2019) to certain sellers in connection with the ADG Acquisitions.

ii)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019.

The stock-based compensation related to RSUs, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three and six months ended June 30, 2019, was $441,532 and $911,338, respectively (2018 – $1,324,595 and $2,841,761).

The stock-based compensation related to options, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three and six months ended June 30, 2019, was $493,809 and $1,041,615, respectively (2018 – $99,403 and $198,806).

(25)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

12	Commitments and contingencies

The Company is involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

13	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

14	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated balance sheets and the market rates of interest is insignificant. The estimated fair values of other non-current assets and liabilities were as follows:

	June 30, 2019 $	December 31, 2018 $
Loans to related parties	493,300	495,000

Syndicated loans payable	—	110,244,000
May 2019 loans payable	323,144,000	—
Wesley Chapel Loan payable	1,640,300	1,823,000
Subordinated notes payable	—	1,476,000
Subordinated notes – earn-out	176,908	169,642
ADG Acquisition – earn-out	20,108,377	—
Derivative financial instruments	(1,428)	(16,014)

	345,068,157	113,696,628

Financial instruments recorded at fair value on the condensed interim consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

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Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The loans to related parties, the May 2019 Loans, Syndicated Loans, Wesley Chapel Loan, Subordinated Notes, Subordinated Notes – Earn-out and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out and ADG Acquisition – Earn-out are subsequently remeasured at fair value under the Level 3 category.

There were no transfers between levels during the six months ended June 30, 2019 and the twelve months ended December 31, 2018.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	June 30, 2019 $	December 31, 2018 $
Cash	22,017,666	19,326,412
Accounts receivable	66,546,711	29,810,501
Loans to related parties	500,000	500,000

Financial assets measured at amortized cost	89,064,377	49,636,913

Accounts payable and accrued liabilities	23,237,842	16,865,477
Short-term portion of senior loans payable	3,696,442	2,867,167
Short-term portion of leases	9,319,761	851,183
Long-term portion of senior loans payable	305,992,202	108,801,431
Long-term portion of leases	119,072,296	3,325,832
Subordinated notes payable	—	1,492,233

Financial liabilities measured at amortized cost	461,318,543	134,203,323

Subordinated notes – earn-out	176,908	169,642
ADG Acquisition – earn-out	20,108,377	—
Derivative financial instruments	(1,428)	(16,014)

Measured at fair value through profit or loss	20,283,857	153,628

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Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

June 30, 2019

(expressed in US dollars unless otherwise stated)

15	Basic and diluted income (loss) per share

	Three-month period ended June 30, 2019 $	Three-month period ended June 30, 2018 $	Six-month period ended June 30, 2019 $	Six-month period ended June 30, 2018 $
Net income (loss) attributable to common shareholders	(961,651)	1,436,014	1,207,673	2,595,694

Weighted average common shares outstanding
Basic	64,838,930	57,801,359	63,637,567	54,626,479
Diluted	64,838,930	59,254,570	65,353,046	56,079,690
Income (loss) per share
Basic	(0.01)	0.02	0.02	0.05
Diluted	(0.01)	0.02	0.02	0.05

16	Settlement costs (recoveries)

During the six months ended June 30, 2019, the Company experienced settlement recoveries of $1,230,701 (2018 – settlement costs of $128,594). The Company received approximately $1.17 million of the recoveries in the three months ended March 31, 2019 from the escrow fund maintained for the sellers of PMI as a result of an indemnity claim under the purchase agreement for PMI.

17	Subsequent events

Subsequent to June 30, 2019, the Company settled certain claims affecting PMI relating to periods arising prior to August 9, 2017, the date the Company acquired PMI. Including the amounts referenced in note 16, the Company received an aggregate of approximately $4.1 million, approximately $2.9 million of which was received after June 30, 2019, from the escrow fund maintained for the sellers of PMI as a result of indemnity claims under the purchase agreement for PMI to fully and finally settle the claims affecting PMI.

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